

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2016

Via E-mail
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place,
Moline, Illinois 61265

> **Re: Deere & Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2015**
> **Filed December 18, 2015**
> **File No. 001-04121**

Dear Mr. Kalathur:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

General

1.   In your letter to us dated April 11, 2013, you discussed contacts with Sudan and Syria. As you are aware, Sudan and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with Sudan or Syria. Your Conflict Minerals Report dated June 2, 2014 and filed with the SEC states that you determined that certain conflict minerals necessary to the production or functionality of your equipment may have originated in the Covered Countries, which include Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts

with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 8. Financial Statements and Supplementary Data

Note 6. Cash Flow Information, page 40

3.   For purposes of the statements of cash flows, you consider investments with purchased maturities of three months or less to be cash equivalents. Please tell us how you considered the definition of cash equivalents in the FASB Master Glossary.

Note 15. Inventory, page 53

4.   During your fourth quarter earnings call you said that utilizations were less than 50% of manufacturing capacity in some of your large AG facilities. Please tell us how you considered the accounting for under-utilized capacity under ASC 330-10-30-3 through 30-7.

Report of Independent Registered Public Accounting Firm, page 69

5.   The first and fifth paragraphs of the report refer to the three years in the period ended October 31, 2014. Please amend the filing to include an auditor's report that covers the consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year ended October 31, 2015. Refer to Rule 3-02(a) and 3-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Mr. Todd E. Davies, Esq.